Franco-Nevada Corporation 199 Bay Street Suite 2000, P.O. Box 285 Commerce Court West Toronto, Ontario M5L 1G9 Tel: 416-306-6300 Fax: 416-306-6330 www.franco-nevada.com

July 12, 2017

Mr. Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC, U.S.A.

Dear Mr. Decker,

With this letter, we hereby acknowledge receipt of your letter to Sandip Rana dated June 29, 2017. Pursuant to the conversation we had with yourself and Mr. Giugliano, we are formally requesting an extension to respond to the Staff’s comment letter regarding Franco-Nevada Corporation’s Form 40-F for the fiscal year ended December 31, 2016. We propose to submit a response to the Commission no later than July 29, 2017.

We appreciate your cooperation. Please direct any questions to me at (416) 306-6303 if you have any concerns or questions.

Sincerely,

Franco-Nevada Corporation

/s/ Sandip Rana
Sandip Rana, Chief Financial Officer